Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2024 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 22, 2024

Guangzhou, China, May 22, 2024 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended March 31, 2024.

First Quarter 2024 Highlights

•	Total net revenues for the first quarter of 2024 increased by 0.4% year over year to RMB27.6 billion (US$3.8 billion) from RMB27.5 billion in the prior year period.

•	GMV[1] for the first quarter of 2024 increased by 8.0% year over year to RMB52.4 billion from RMB48.5 billion in the prior year period.

•	Gross profit for the first quarter of 2024 increased by 10.9% year over year to RMB6.5 billion (US$906.5 million) from RMB5.9 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the first quarter of 2024 increased by 24.6% year over year to RMB2.3 billion (US$320.9 million) from RMB1.9 billion in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the first quarter of 2024 increased by 24.8% year over year to RMB2.6 billion (US$357.7 million) from RMB2.1 billion in the prior year period.

•	The number of active customers[3] for the first quarter of 2024 was 43.1 million, compared with 43.7 million in the prior year period.

•	Total orders[4] for the first quarter of 2024 were 178.5 million, compared with 184.4 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the given period, including the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment (gain) loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments.

[3]

“Active customers” is defined as registered members who have purchased from the Company’s self-operated online sales business or the Company’s online marketplace platforms, excluding those who made their purchases from the Company’s online stores operated at third-party platforms, at least once during the relevant period. Beginning in the fourth quarter of 2023, the Company updated its definition of “active customers” to exclude registered members who make their purchases from the Company’s online stores operated at third-party platforms. The active customer figures for the historical periods presented in this press release have been retrospectively adjusted accordingly.

[4]

“Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online sales business and on the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “The first quarter saw slow business momentum after a strong start due to softer-than-expected seasonal demands. Nonetheless, sales of apparel categories continued to stand out and active Super VIP members achieved double-digit growth. To navigate the dynamic environment, we remain focusing on priorities of enhancing long-term strength. We continue to increase our appeal to consumers by addressing their preferences and strengthening our differentiation to consistently offer great values. While we are cautious in the near-term outlook, we are confident to achieve long-term growth with our unique value proposition and solid business foundation.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “We recorded another quarter of strong profit growth. Margins remained very healthy attributable to higher-margin categories and disciplined operations. In addition, we continued to implement our share repurchase program, as part of our long-term commitment to delivering consistent returns to our shareholders. Looking ahead, we believe we are in a great position to capture the growth opportunities while maintaining good profitability for the long term.”

First Quarter 2024 Financial Results

REVENUES

Total net revenues for the first quarter of 2024 increased by 0.4% year over year to RMB27.6 billion (US$3.8 billion) from RMB27.5 billion in the prior year period.

GROSS PROFIT

Gross profit for the first quarter of 2024 increased by 10.9% year over year to RMB6.5 billion (US$906.5 million) from RMB5.9 billion in the prior year period. Gross margin for the first quarter of 2024 increased to 23.7% from 21.4% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the first quarter of 2024 increased by 0.6% year over year to RMB4.09 billion (US$566.1 million) from RMB4.06 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2024 was 14.8%, compared with 14.7% in the prior year period.

•

Fulfillment expenses for the first quarter of 2024 increased by 11.3% year over year to RMB2.0 billion (US$275.0 million) from RMB1.8 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2024 was 7.2%, compared with 6.5% in the prior year period.

•

Marketing expenses for the first quarter of 2024 decreased by 17.4% year over year to RMB690.9 million (US$95.7 million) from RMB836.9 million in the prior year period. As a percentage of total net revenues, marketing expenses for the first quarter of 2024 decreased to 2.5% from 3.0% in the prior year period.

•

Technology and content expenses for the first quarter of 2024 increased by 22.7% year over year to RMB481.9 million (US$66.7 million) from RMB392.8 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the first quarter of 2024 was 1.7%, compared with 1.4% in the prior year period.

•

General and administrative expenses for the first quarter of 2024 decreased by 11.3% year over year to RMB929.1 million (US$128.7 million) from RMB1.0 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2024 decreased to 3.4% from 3.8% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the first quarter of 2024 increased by 39.0% year over year to RMB2.8 billion (US$382.2 million) from RMB2.0 billion in the prior year period. Operating margin for the first quarter of 2024 increased to 10.0% from 7.2% in the prior year period.

Non-GAAP income from operations5 for the first quarter of 2024, which excluded share-based compensation expenses, increased by 33.4% year over year to RMB3.1 billion (US$423.1 million) from RMB2.3 billion in the prior year period. Non-GAAP operating margin6 for the first quarter of 2024 increased to 11.1% from 8.3% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2024 increased by 24.6% year over year to RMB2.3 billion (US$320.9 million) from RMB1.9 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2024 increased to 8.4% from 6.8% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the first quarter of 2024 increased to RMB4.18 (US$0.58) from RMB3.16 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the first quarter of 2024, which excluded (i) share-based compensation expenses, (ii) investment (gain) loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, increased by 24.8% year over year to RMB2.6 billion (US$357.7 million) from RMB2.1 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the first quarter of 2024 increased to 9.3% from 7.5% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the first quarter of 2024 increased to RMB4.66 (US$0.65) from RMB3.52 in the prior year period.

For the quarter ended March 31, 2024, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 554,564,765.

BALANCE SHEET AND CASH FLOW

As of March 31, 2024, the Company had cash and cash equivalents and restricted cash of RMB24.6 billion (US$3.4 billion) and short term investments of RMB2.9 billion (US$402.9 million).

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended March 31, 2024, net cash used in operating activities was RMB560.7 million (US$77.7 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Mar 31, 2023 RMB’000	Mar 31, 2024 RMB’000	Mar 31, 2024 US$’000
Net cash generated from (used in) operating activities	460,713	(560,723)	(77,659)
Reconciling items:
Net impact from internet financing activities[11]	(45,653)	(63,163)	(8,748)
Capital expenditures	(1,102,128)	(712,063)	(98,620)

Free cash outflow	(687,068)	(1,335,949)	(185,027)

For the trailing twelve months ended

	Mar 31, 2023 RMB’000	Mar 31, 2024 RMB’000	Mar 31, 2024 US$’000
Net cash generated from operating activities	12,176,690	13,393,077	1,854,920
Reconciling items:
Net impact from internet financing activities	223,035	87,454	12,112
Capital expenditures	(3,559,033)	(4,840,672)	(670,425)

Free cash inflow	8,840,692	8,639,859	1,196,607

Share Repurchase Program

During the quarter ended March 31, 2024, the Company repurchased US$11.9 million of its ADSs under its current US$1 billion share repurchase program, which is effective through March 2025. The Company is committed to repurchasing approximately US$500 million of its ADSs by December 31, 2024.

Business Outlook

For the second quarter of 2024, the Company expects its total net revenues to be between RMB26.5 billion and RMB27.9 billion, representing a year-over-year decrease of approximately 5% to 0%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the effective noon buying rate on March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 29, 2024, or at any other rate.

Conference Call Information

The Company will hold a conference call on Wednesday, May 22, 2024 at 7:30 am U.S. Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIfaab70cbb119428a98161d745201c709

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/3g62kxeg. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment (gain) loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) investment (gain) loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) investment (gain) loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB’000	RMB’000	USD’000
Product revenues	25,937,830	25,847,130	3,579,786
Other revenues (1)	1,598,553	1,798,751	249,124

Total net revenues	27,536,383	27,645,881	3,828,910

Cost of revenues	-21,631,820	-21,100,380	-2,922,369

Gross profit	5,904,563	6,545,501	906,541

Operating expenses:
Fulfillment expenses (2)	-1,783,831	-1,985,526	-274,992
Marketing expenses	-836,894	-690,884	-95,686
Technology and content expenses	-392,763	-481,901	-66,743
General and administrative expenses	-1,047,672	-929,088	-128,677

Total operating expenses	-4,061,160	-4,087,399	-566,098

Other operating income	142,289	301,599	41,771

Income from operations	1,985,692	2,759,701	382,214
Investment gain (loss) and revaluation of investments	41,980	-3,558	-493
Interest expense	-5,706	-10,555	-1,462
Interest income	221,965	216,058	29,924
Exchange loss	-8,187	-2,367	-328

Income before income tax expense and share of income of equity method investees	2,235,744	2,959,279	409,855
Income tax expenses	-390,144	-619,286	-85,770
Share of income of equity method investees	31,807	7,934	1,099

Net income	1,877,407	2,347,927	325,184
Net income attributable to non-controlling interests	-18,676	-31,218	-4,324

Net income attributable to Vipshop’s shareholders	1,858,731	2,316,709	320,860

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	115,930,812	108,459,047	108,459,047
—Diluted	117,612,551	110,912,953	110,912,953
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	16.03	21.36	2.96
Net income attributable to Vipshop’s shareholders—Diluted	15.80	20.89	2.89
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	3.21	4.27	0.59
Net income attributable to Vipshop’s shareholders—Diluted	3.16	4.18	0.58

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.3 billion and RMB1.4 billion in the three month periods ended March 31, 2023 and March 31, 2024, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	15,370	20,364	2,820
Marketing expenses	9,328	7,820	1,083
Technology and content expenses	61,366	93,433	12,940
General and administrative expenses	218,080	173,847	24,078

Total	304,144	295,464	40,921

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2023	March 31, 2024	March 31, 2024
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	25,414,729	24,078,932	3,334,894
Restricted cash	882,637	570,578	79,024
Short term investments	1,983,201	2,909,298	402,933
Accounts receivable, net	778,767	964,327	133,558
Amounts due from related parties, net	553,502	513,555	71,127
Other receivables and prepayments, net	2,298,612	2,281,404	315,971
Loan receivables, net	4,437	4,370	605
Inventories	5,644,713	4,214,875	583,753

Total current assets	37,560,598	35,537,339	4,921,865

NON-CURRENT ASSETS
Property and equipment, net	16,882,100	17,063,112	2,363,214
Deposits for property and equipment	200,739	183,000	25,345
Land use rights, net	10,132,626	10,068,837	1,394,518
Intangible assets, net	332,821	330,678	45,798
Investment in equity method investees	2,155,561	2,162,283	299,473
Other investments	2,916,189	2,954,802	409,235
Other long-term assets	147,669	158,784	21,991
Goodwill	755,213	755,213	104,596
Deferred tax assets, net	685,017	732,542	101,456
Operating lease right-of-use assets	554,061	473,623	65,596

Total non-current assets	34,761,996	34,882,874	4,831,222

TOTAL ASSETS	72,322,594	70,420,213	9,753,087

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,425,576	2,486,436	344,367
Accounts payable	17,259,395	13,218,168	1,830,695
Advance from customers	1,689,881	1,641,361	227,326
Accrued expenses and other current liabilities	9,560,449	10,500,157	1,454,256
Amounts due to related parties	150,373	137,391	19,028
Deferred income	457,594	420,988	58,306
Operating lease liabilities	80,868	69,187	9,582

Total current liabilities	30,624,136	28,473,688	3,943,560

NON-CURRENT LIABILITIES
Deferred tax liability	692,492	614,369	85,089
Deferred income-non current	1,756,949	1,841,306	255,018
Operating lease liabilities	689,259	618,235	85,625

Total non-current liabilities	3,138,700	3,073,910	425,732

TOTAL LIABILITIES	33,762,836	31,547,598	4,369,292

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 98,877,929 and 99,052,938 shares issued, of which 92,900,247 and 92,914,213 shares were outstanding as of December 31, 2023 and March 31, 2024, respectively)	62	63	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively)	11	11	2
Treasury shares, at cost(5,977,682 and 6,138,725 Class A shares as of December 31, 2023 and March 31, 2024, respectively )	-3,624,763	-3,710,513	-513,900
Additional paid-in capital	4,444,755	4,451,655	616,547
Retained earnings	36,836,928	37,482,962	5,191,330
Accumulated other comprehensive loss	-695,589	-730,498	-101,173
Non-controlling interests	1,598,354	1,378,935	190,980

Total shareholders’ equity	38,559,758	38,872,615	5,383,795

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,322,594	70,420,213	9,753,087

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB’000	RMB’000	USD’000
Income from operations	1,985,692	2,759,701	382,214
Share-based compensation expenses	304,144	295,464	40,921

Non-GAAP income from operations	2,289,836	3,055,165	423,135

Net income attributable to Vipshop’s shareholders	1,858,731	2,316,709	320,860
Share-based compensation expenses	304,144	295,464	40,921
Investment (gain) loss and revaluation of investments excluding dividends	-41,980	3,558	493
Reconciling items on the share of equity method investments(4)	-14,715	-13,523	-1,873
Tax effects on non-GAAP adjustments	-36,958	-19,492	-2,700

Non-GAAP net income attributable to Vipshop’s shareholders	2,069,222	2,582,716	357,701

(4)	To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	115,930,812	108,459,047	108,459,047
—Diluted	117,612,551	110,912,953	110,912,953
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders——Basic	17.85	23.81	3.30
Non-GAAP net income attributable to Vipshop’s shareholders——Diluted	17.59	23.29	3.23
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders——Basic	3.57	4.76	0.66
Non-GAAP net income attributable to Vipshop’s shareholders——Diluted	3.52	4.66	0.65